Mail Stop 4561

May 18, 2007

James A. Beer
Executive Vice President and
Chief Financial Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

> **Re:** **Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **March 31, 2006**
> **Filed June 9, 2006**
> **File No. 000-17781**

Dear Mr. Beer:

We have reviewed your response to our letter dated April 5, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended March 31, 2006

Note 13. Income Taxes, page 104

1.   Please refer to comment 4 in our letter dated April 5, 2007. We have reviewed your response and have the following additional comments with regards to your accrual for the potential transfer pricing tax liability:

- We note that the Company has settled with the IRS for less significant issues in the dispute constituting approximately [amount disclosed in Attachment A, item C4] of the assessment, for approximately [amount disclosed in Attachment A, item C5]. We also note on page 111 of your 10-K that you settled an IRS claim related to transfer pricing between the Company and a foreign subsidiary in which the claim was for $110 million and the settlement was for $36 million. In light of these settlements, tell us why the remaining amount accrued for the Veritas transfer pricing pre-acquisition contingency (amount disclosed in Attachment A, item C3 less the amount disclosed in Attachment A, item C5) is significantly less as a percentage of the remaining IRS claim (amount disclosed in Attachment A, item C6) when the previous settlements made up a larger percentage of the claims. In this regard, tell us how you considered the recent settlement amounts in comparison to the IRS claims in determining the adequacy of your accrual for the contingency.

- We note your response letter dated March 2, 2007 where you indicate "while the IRS assessment is for an amount well in excess of the cumulative profits generated by the Veritas foreign subsidiary, we did not believe it appropriate to consider an expanded range of possible adjustments that would in fact exceed the cumulative profits generated by the Veritas foreign subsidiary." Please explain further what you mean by this statement and tell us what relationship cumulative profits earned at the foreign subsidiary level would have to taxes assessed at the US parent level. Clarify if by "cumulative profits" you are referring to taxable income in the foreign subsidiary. Please quantify (a) the amount of the IRS assessment referred to in your statement, (b) the amount of transfer pricing transactions to which the IRS is assessing additional taxes, (c) the amount of cumulative profits generated by the subsidiary and (d) the amount of such profits that were used to determine the additional accrued liability.

- Your response to comment 7 in your letter dated March 2, 2007 also indicates that the $120 of additional tax reserve-related adjustments recorded in the fourth quarter of fiscal 2006 was partially offset by "compensating adjustments to be received from the country of incorporation of the foreign subsidiary." Please explain what these compensating adjustments were for and tell us how you determined that it was appropriate to offset amounts due from these foreign jurisdictions against amounts due in the US for the transfer pricing matter. In your response, tell us how you determined that the collection of amounts due from the foreign tax authorities is probable. Tell us the specific accounting literature you are relying upon in offsetting such amounts.

2.   Tell us how you complied with FIN 39 in determining that it was appropriate to offset the tax paid on the repatriation of funds under the American Jobs Creation Act against the amount accrued for the transfer pricing matters or tell us the specific accounting literature you are relying upon in accounting for this offset.

3.   Please update us as to the current status of your appeal with the IRS National Office for relief on the American Jobs Creation Act issue. Additionally, please provide any additional information you may have with regards to the transfer pricing matter.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief